UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                             For August 26, 2003



                                   BUNZL PLC
             (Exact name of Registrant as specified in its charter)


                                    ENGLAND
                (Jurisdiction of incorporation or organisation)

                        110 Park Street, London W1K 6NX
                    (Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X..   Form 40-F.....

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes .....   No ..X..

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )


                                 NOT APPLICABLE



                                     INDEX

Description

1.  Press release dated August 26, 2003  -  Interim Results




                                                         Tuesday 26 August 2003


                 INTERIM RESULTS FOR SIX MONTHS TO 30 JUNE 2003

Bunzl plc, the international distribution and outsourcing Group, today announces its interim results for the six months ended 30 June 2003.

- Sales of continuing operations were GBP1,331.4 million (2002:
GBP1,328.6 million), up 7% at constant exchange rates

- Operating profit from continuing operations before goodwill was GBP101.0 million (2002: GBP98.1 million), up 11% at constant exchange rates

- Profit before tax and goodwill was GBP100.8 million (2002: GBP102.1 million), up 6% at constant exchange rates

- Profit before tax was GBP92.0 million (2002: GBP94.2 million), up 5% at constant exchange rates

- Adjusted earnings per share were 14.6p (2002: 14.7p), up 6% at constant exchange rates

- Dividend up 5% to 3.85p

- Outsourcing Services sales up 7% and operating profit up 11% at constant exchange rates


Commenting on today's results, Anthony Habgood, Chairman of Bunzl, said:


"Double digit increases in operating profits at constant exchange rates show the strength of our businesses and their continued underlying ability to grow even in difficult times.

"Underlying volume growth, our continued opportunities to make acquisitions and the cash generative nature of the Group give us confidence that the business will continue to develop satisfactorily."


Enquiries:

Bunzl plc                                    Finsbury
Anthony Habgood, Chairman                    Roland Rudd
David Williams, Finance Director             Morgan Bone
Tel: 020 7495 4950                           Tel: 020 7251 3801



CHAIRMAN'S STATEMENT


Results

Against the backdrop of ongoing difficult economic conditions around the world, the Group again produced strong results in its continuing operations due to good operating performance, underlying volume growth and the successful integration of acquisitions. The movement of the dollar was unfavourable and, although the euro strengthened, overall currency movements significantly reduced the reported growth rates of continuing operations' sales and operating profits. Year-on-year deflation also had a negative impact on the growth of both sales and profits, although many prices rose during the second quarter. Sales of continuing operations were GBP1,331.4 million (2002: GBP1,328.6 million), up 7% at constant exchange rates and operating profit of continuing operations was GBP92.2 million (2002: GBP90.5 million), up 10% at constant exchange rates. Including discontinued operations, total sales were GBP1,331.4 million (2002: GBP1,490.3 million), down 6% at constant exchange rates, while total operating profit before goodwill amortisation was GBP101.0 million (2002: GBP105.8 million), up 2% at constant exchange rates. Profit before tax and goodwill amortisation was GBP100.8 million (2002: GBP102.1 million), up 6% at constant exchange rates, while profit before tax was GBP92.0 million (2002: GBP94.2 million), up 5% at constant exchange rates. Earnings per share were 12.7p (2002: 13.0p), up 5% at constant exchange rates, while adjusted earnings per share, after eliminating goodwill amortisation, were 14.6p (2002: 14.7p), up 6% at constant exchange rates.

The proceeds from strong cash generation were principally spent on the share buy back programme and also on acquisitions during the period. Net debt was GBP106.9 million at the end of the period, comparable to that at the year end. With shareholders' funds reduced as a result of the share buy back and a small increase in the pension liability under FRS17, gearing rose marginally to 22.8% from 22.3% at the year end.


Dividend

The Board has decided to increase the interim dividend by 5% to 3.85p (2002:3.65p). Eligible shareholders will again be able to participate in our dividend reinvestment plan.


Board

Bunzl's strong independent Board was further enhanced with the appointment of Michael Roney as a non-executive director in June. Michael is President of Goodyear's operations in Europe and brings great experience of distribution, retail and manufacturing throughout Europe, Asia and South America. We welcome him to the Board.

Lawrence McQuade retired as a non-executive director at the Annual General Meeting in May. We thank him for his service. His sound independent advice and wise counsel were greatly appreciated.


Acquisitions

With four acquisitions successfully completed in the final two months of 2002, the early months of 2003 have been spent largely on integrating these into our existing businesses in North America, Europe and Australasia. During the period we also acquired Enterprise from ConAgra Foods. Headquartered in Dallas, Enterprise distributes supplies to the food processor industry and had sales in the year ended May 2002 of $24 million. It broadens the geographic coverage of our expanding food processor supplies business in North America and strengthens our position with major customers. Total spend on acquisitions during the period was GBP4 million.


Share Buy Back

In late February the Board instituted a share buy back programme. Shares have been bought on the market and have then been cancelled thus reducing the overall number of shares in issue. In the first half the cost of the buy back was GBP44.4 million resulting in the cancellation of 10.7 million shares at an average price of GBP4.15 per share. These purchases were consistent with the Board's continuing overall capital management strategy. This strategy seeks to maintain an appropriate balance sheet structure taking into account completed and prospective acquisitions and disposals. It is our current intention to continue the share buy back programme.


Prospects

As the world goes through another year of slower economic expansion, our major businesses have again shown their resilience producing good underlying volume growth which was supplemented by incremental acquisition activity. The disposal of Paper Distribution, adverse currency movements, especially the US dollar, and year-on-year price deflation all lowered reported growth during the period.


Looking forward, we see volume growth continuing while these negative forces appear likely to be substantially reduced. The dilutionary impact of the sale of Paper Distribution will not be present in the second half. The dollar, which was 16c weaker relative to sterling in the first half, will be 5c weaker in the second half if the year to date average ($1.61) is sustained for the balance of the year. Year-on-year price deflation, which was still at a relatively high average level in the first half, has been coming down as the year has progressed especially following the resin cost driven price rises in the second quarter. Currently there are no clear overall trends in price levels.


The underlying volume growth of our major businesses, our continued opportunities to make acquisitions and the cash generative nature of the Group give us confidence that the business will continue to develop satisfactorily.



OPERATING REVIEW

The Group operates in many currency zones and, in this period of unusual currency volatility, the operations are reviewed below at constant exchange rates to remove the distortionary impact of these significant currency swings. The following table reconciles the half year growth rates of sales and operating profit before goodwill amortisation as reported in sterling with those at constant exchange rates:



                   Actual Exchange Rates           Constant Exchange Rates

                 Sales      Operating Profit      Sales      Operating Profit
                % Growth        % Growth         % Growth        % Growth

Outsourcing         0               +3             +7              +11
Services

Filtrona            0               +3             +6              +10

Continuing          0               +3             +7              +11
Operations


Sales of continuing operations at constant exchange rates rose 7% as we continued to grow despite the economic conditions around the world. Operating profit before goodwill amortisation at constant exchange rates rose 11%. For the Group as a whole, margins rose from 7.1% to 7.6% and return on capital employed from 38.5% to 44.0%. These increases were principally due to mix change, particularly the sale of the lower margin Paper Distribution business in July 2002, and as a result of the successful integration of acquisitions and continued cost reduction.


Outsourcing Services

Operating across North America, Europe and Australasia, Bunzl is the leading supplier of a range of products including outsourced food packaging, disposable supplies and cleaning and safety products for supermarkets, redistributors, caterers, food processors, hotels, contract cleaners, non-food retail and other users.


Sales at constant exchange rates rose by 7%. Robust volume growth and the successful integration of acquisitions both contributed to this growth. While we saw some increases during the period, prices were on average lower than in the same period last year resulting in year-on-year deflation which reduced this sales growth from double figures to 7%.


Profits rose by 11% at constant exchange rates as the profitability of the business was improved by the successful integration of acquisitions and operating cost reductions.


With many of our customers and suppliers now operating internationally, we are well placed to serve them. We have also increased our international sourcing activities. Much of this imported product is sold under our own label which has itself been an expanding part of our product offering.

North America

While general economic conditions in the US remained difficult, we again experienced good volume growth. In particular, the food processor business grew strongly both in plant supplies and packaging and our expansion in non-food retail is also increasingly significant. Our supermarket supply business continued to show some volume growth despite a number of customers being under pressure in difficult economic times. The shift towards outsourcing and the continued trend to differentiate through offering value added fresh and freshly prepared product fuelled the growth in usage of our store supplies.

The acquisitions of Kenco and Saxton in 2002 strengthened our position in redistribution and increased our penetration of the cleaning/jansan market. Enterprise, which we bought in February this year, further expanded our position in the food processor segment.

Our Canadian business showed excellent growth as the integration of the acquisitions made in 2001 enabled us to offer a truly national service to our customers. We are now strongly positioned to service our target customer groups across the country.

Cost reduction remains a focus of our business as we seek to increase our efficiency so that we can provide our customers with the service they require.

Europe

Although Europe also experienced difficult economic conditions, our business showed strong overall growth as we continued to increase the penetration of our chosen markets.

Of particular note during the period were areas where our successful existing operations were supplemented by the integration of acquisitions made during 2002. Our excellent UK cleaning and safety business was further strengthened by the integration of Darenas which we purchased from Ecolab late last year. The addition of Lockhart and McLaughlin, which we acquired in May and December 2002 respectively, gave added impetus to our operations supplying the catering and related trades as the provision of catering equipment extended our capability to provide one stop shop supplies programmes to our customers. Finally our strong and growing Australasian business was complemented by the integration of Lesnies which we acquired in November and which took that business further into food processing supplies and established a broader platform for future growth.


Filtrona

Filtrona is a world leading supplier of outsourced cigarette filters, ink reservoirs and other bonded fibre products, protective caps and plugs, self-adhesive tear tapes and certain security products. It is also a leading extruder of custom plastic profiles.

In a tough manufacturing environment, sales at constant exchange rates were up 6% as we continued to achieve underlying volume growth. Profits at constant exchange rates rose 10% as a result of reduced costs, largely due to the reorganisation of the business in August 2002, and of a change in mix with the higher margin operations generally showing faster growth. Growth of both sales and profits was achieved at constant exchange rates in both the tobacco and non-tobacco related parts of the business.

For the business area as a whole, internationalisation continues to be a theme as most of the operations are developing on a worldwide basis. China, in particular, is increasing both as a market and as a source for our products.

In the tobacco related side of the business, sales of both filters and tear tapes were ahead as the result of growth of higher value added products. Special filters continued to expand and growth resumed in North America. Both South America, despite political and economic difficulties in Venezuela, and Asia were well ahead and, while some self-manufacture of large volume specials is expected in Russia, outsourcing continues to be a growing trend among the majority of our customers. Security products drove the growth of tear tapes as brand protection, brand promotion and product traceability are in increasing demand.

Within non-tobacco related markets, both the bonded fibres and the caps and plugs businesses grew internationally with China becoming an increasing market for the former's ink reservoir business and a supply source for the latter. Sales of extrusions were slightly softer although they picked up towards the end of the period. Globalpack, our Brazilian plastic packaging business, was strongly ahead in local currency and even progressed in sterling terms. Security products also benefited in these markets.




                      CONSOLIDATED PROFIT AND LOSS ACCOUNT

                                      Six months to               Growth                   Year to

                      Six months to         30.6.02             Actual         Constant   31.12.02
                                                       Exchange Rates   Exchange Rates
                            30.6.03       *Restated                                      *Restated
                               GBPm            GBPm                                           GBPm

Sales

Existing businesses         1,326.7         1,328.6                                        2,673.6
Acquisitions                    4.7

Continuing operations       1,331.4         1,328.6                0%              +7%     2,673.6
Discontinued operations           -           161.7                                          161.7

Total sales                 1,331.4         1,490.3                                        2,835.3


Operating profit
Existing businesses            92.0            90.5                                          189.0
Acquisitions                    0.2

Continuing operations          92.2            90.5               +2%             +10%       189.0
Discontinued operations           -             7.4                                            7.4

Total operating profit         92.2            97.9                                          196.4
Profit on sale of
discontinued
operations                        -               -                                            4.1

Profit on ordinary
activities before
interest                       92.2            97.9                                          200.5
Net interest payable           (0.2)           (3.7)                                          (5.2)

Profit on ordinary
activities
before taxation                92.0            94.2              -2%               +5%       195.3

Profit before
taxation, goodwill
amortisation and
exceptional items             100.8           102.1              -1%               +6%       207.3


Taxation on profit
on ordinary activities        (33.3)          (34.2)                                         (70.0)

Profit on ordinary
activities after
taxation                       58.7            60.0                                          125.3
Profit attributable
to minorities                  (0.5)           (0.2)                                          (0.5)

Profit for the period          58.2            59.8                                          124.8

Dividends paid and
proposed                      (17.6)          (17.0)                                         (52.3)
Retained profit for
the period                     40.6            42.8                                           72.5

Basic earnings per share       12.7p           13.0p             -2%               +5%        27.1p
Adjusted earnings per share
per share                      14.6p           14.7p             -1%               +6%        29.7p
Diluted earnings per share     12.6p           12.8p                                          26.8p
Dividends per share            3.85p           3.65p             +5%                          11.2p



*Restated on adoption of FRS17 'Retirement Benefits'



                           CONSOLIDATED BALANCE SHEET

                                                          30.6.02     31.12.02
                                             30.6.03    *Restated    *Restated
                                                GBPm         GBPm         GBPm

Fixed assets
Intangible assets - goodwill                   283.6        292.6        289.5
Tangible fixed assets                          201.3        220.8        199.6
Investments                                     28.5         32.2         34.3

                                               513.4        545.6        523.4

Current assets
Stocks                                         217.8        245.8        217.5
Debtors: amounts receivable within one year    379.3        452.7        357.5
Debtors: amounts receivable after more than
one year                                        10.2          4.9         10.4
Investments                                    134.4         34.6        140.7
Cash at bank and in hand                        43.7         52.8         51.5

                                               785.4        790.8        777.6
Creditors: amounts falling due within one
year                                          (478.6)      (544.0)      (471.4)

Net current assets                             306.8        246.8        306.2

Total assets less current liabilities          820.2        792.4        829.6
Creditors: amounts falling due after more
than one year                                 (256.1)      (243.5)      (265.3)

Provisions for liabilities and charges         (40.1)       (54.2)       (43.1)

Net assets excluding pensions                  524.0        494.7        521.2

Net pension liabilities                        (53.1)       (42.5)       (43.7)

Net assets                                     470.9        452.2        477.5


Capital and reserves
Called up share capital                        114.3        116.3        116.8
Share premium account                           79.4         71.4         77.3
Revaluation reserve                              1.5          1.6          1.5
Profit and loss account                        273.0        260.7        279.6

Shareholders' funds: equity interests          468.2        450.0        475.2
Minority equity interests                        2.7          2.2          2.3

                                               470.9        452.2        477.5


Net debt                                       106.9        230.5        106.0
Gearing                                         22.8%        51.2%        22.3%



*Restated on adoption of FRS17 'Retirement Benefits'



                        CONSOLIDATED CASH FLOW STATEMENT

                                                    Six months to      Year to
Reconciliation of total operating  Six months to          30.6.02     31.12.02
profit to net cash inflow from           30.6.03        *Restated    *Restated
operating activities                        GBPm             GBPm         GBPm

Total operating profit                      92.2             97.9        196.4
Adjustments for non-cash items              24.5             26.6         48.1
Working capital movements                  (10.4)            (7.9)         0.8
Other cash movements                        (2.5)            (4.8)        (8.9)
Special pension contribution                   -                -        (20.0)
Net cash inflow from operating
activities                                 103.8            111.8        216.4

Consolidated cash flow statement
Net cash inflow from operating
activities                                 103.8            111.8        216.4
Net cash outflow for returns on
investments and servicing of finance        (1.4)            (6.2)        (9.0)
Tax paid                                   (25.3)           (25.8)       (64.3)
Net cash outflow for capital
expenditure                                (15.0)           (18.4)       (31.0)
Acquisition of businesses                   (4.2)           (51.1)       (77.0)
Disposal of businesses                         -                -        111.3
Other acquisition and disposal
cash flows                                  (0.1)            (0.2)        (0.7)
Equity dividends paid                      (17.0)           (15.6)       (48.0)
Net cash inflow/(outflow) before
use of liquid resources and financing       40.8             (5.5)        97.7
Management of liquid resources              39.4            (17.7)      (128.7)
Net cash (outflow)/inflow from
financing                                   (7.2)            (3.0)         8.0
Purchase of own shares                     (41.4)               -            -
Increase/(decrease) in cash in
the period                                  31.6            (26.2)       (23.0)

Reconciliation of net cash flow to movement
in net debt
Increase/(decrease) in cash in
the period                                  31.6            (26.2)       (23.0)
Decrease in debt due within one
year                                         8.7              8.8         37.0
Decrease/(increase) in debt due
after one year                               0.5             (3.2)       (37.4)
(Decrease)/increase in current
asset investments                          (39.4)            17.7        128.7
Exchange and other movements                (2.3)             6.9         23.2
Movement in net debt in the
period                                      (0.9)             4.0        128.5
Opening net debt                          (106.0)          (234.5)      (234.5)
Closing net debt                          (106.9)          (230.5)      (106.0)



*Restated on adoption of FRS17 'Retirement Benefits'



CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

                                                    Six months to      Year to
                                   Six months to          30.6.02     31.12.02
                                         30.6.03        *Restated    *Restated
                                            GBPm             GBPm         GBPm

Profit for the period                       58.2             59.8        124.8
Actuarial losses                            (8.1)           (23.6)       (44.3)
Currency translation differences
on foreign currency net
investments                                  3.0             (2.6)       (10.9)

Total recognised gains and losses           53.1             33.6         69.6
for the period
Prior year adjustment
(adoption of FRS17)                        (68.8)
Total recognised gains and losses
since last directors' report and accounts  (15.7)




CONSOLIDATED RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS

                                                    Six months to      Year to
                                   Six months to          30.6.02     31.12.02
                                         30.6.03        *Restated    *Restated
                                            GBPm             GBPm         GBPm

Opening shareholders' funds as
previously reported                        544.0            456.5        456.5
Prior year adjustment
(adoption of FRS17)                        (68.8)           (25.9)       (25.9)
Opening shareholders' funds
restated                                   475.2            430.6        430.6
Profit for the period                       58.2             59.8        124.8
Dividends paid and proposed                (17.6)           (17.0)       (52.3)
Transfer of goodwill on
disposals                                      -                -         19.4
Issue of share capital                       2.2              2.8          7.9
Actuarial losses                            (8.1)           (23.6)       (44.3)
Purchase of own shares                     (44.7)               -            -
Currency translation                         3.0             (2.6)       (10.9)
Closing shareholders' funds                468.2            450.0        475.2




ANALYSIS OF SALES AND OPERATING PROFIT

                                                    Sales                                   Operating profit
                                                                                  Six months to      Year to
               Six months to    Six months to     Year to         Six months to         30.6.02     31.12.02
                     30.6.03          30.6.02    31.12.02               30.6.03       *Restated    *Restated
                        GBPm             GBPm        GBPm                  GBPm            GBPm         GBPm
Continuing operations
Outsourcing
Services             1,102.7          1,099.1     2,231.2                  79.9            77.6        168.1
Filtrona               228.7            229.5       442.4                  28.9            28.1         52.7
Goodwill                                                                   (8.8)           (7.6)       (15.8)
Corporate activities                                                       (7.8)           (7.6)       (16.0)

                     1,331.4          1,328.6     2,673.6                  92.2            90.5        189.0
Discontinued
operations                 -            161.7       161.7                     -             7.7          7.7
Goodwill                                                                      -            (0.3)        (0.3)

Total                1,331.4          1,490.3     2,835.3                  92.2            97.9        196.4



*Restated on adoption of FRS17 'Retirement Benefits'



Notes


Basis of preparation
The interim financial information has been prepared on the basis of the accounting policies set out in the Group's 2002 statutory accounts, with the exception of the accounting for retirement benefits, and was approved by the Board on 26 August 2003.

During the period the Group fully adopted FRS17 'Retirement Benefits'. As a result, comparative figures have been restated. The impact on the consolidated profit for the six months to 30 June 2002 and the year to 31 December 2002 was a reduction of GBP1.4m and GBP0.4m respectively and the impact on the consolidated shareholders' funds as at 30 June 2002 and 31 December 2002 was a reduction of GBP50.9m and GBP68.8m respectively.

The figures for the six months to 30 June 2003 and 30 June 2002 are unaudited and do not constitute statutory accounts. However, the auditors have carried out a review of the figures to 30 June 2003 and their report is set out in the Independent review report. The figures for the year to 31 December 2002 are taken from the statutory accounts which have been filed with the Registrar of Companies, as restated for FRS17 referred to above.

The auditors' report on those accounts was unqualified and did not contain any statement under Section 237(2) or (3) of the Companies Act 1985.

Profits for each of the business areas and their percentage change from 2002 are stated before the effect of goodwill amortisation. In the Chairman's statement and Operating review, references to changes in the level of sales and profits at constant exchange rates have been calculated by retranslating the relevant results for the six months to 30 June 2002 at the average exchange rates used for the six months to 30 June 2003.

Adjusted earnings per share
Basic and diluted earnings per share are calculated using a weighted average number of shares of 459.4m and 461.7m respectively (2002: 460.8m and 466.4m).

Adjusted earnings per share is based on earnings of GBP67.0m (2002: GBP67.7m), being the earnings for the six months to 30 June 2003 excluding the goodwill amortisation charge of GBP8.8m (2002: GBP7.9m).

Taxation
A taxation charge of 33.0% (2002: 33.5%) on the profit on underlying operations excluding goodwill amortisation has been provided based on the estimated effective rate of taxation for the year, the UK taxation charge being GBP3.5m (2002: GBP5.0m).

Dividends
An interim dividend of 3.85p per share has been declared and will be paid on 2 January 2004 to shareholders on the register on 21 November 2003.



Independent review report by KPMG Audit Plc to Bunzl plc


Introduction
We have been engaged by the Company to review the financial information set out in the Consolidated profit and loss account, Consolidated balance sheet, Consolidated cash flow statement, Consolidated statement of total recognised gains and losses, Consolidated reconciliation of movements in shareholders' funds, Analysis of sales and operating profit and Notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with the terms of our engagement to assist the Company in meeting the requirements of the Listing Rules of the Financial Services Authority. Our review has been undertaken so that we might state to the Company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusions we have reached.

Directors' responsibilities
The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where they are to be changed in the next annual accounts in which case any changes, and the reasons for them, are to be disclosed.


Review work performed
We conducted our review in accordance with guidance contained in Bulletin 1999/ 4: 'Review of interim financial information' issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.


Review conclusion
On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2003.



KPMG Audit Plc
Chartered Accountants
London
26 August 2003



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              BUNZL PLC


Date:  August 26, 2003                   By:__/s/ Anthony Habgood__

                                              Title:   Chairman